

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Steve Rubakh
Chief Executive Officer
INTEGRATED VENTURES, INC.
18385 Route 287
Tioga, PA 16946

> **Re: INTEGRATED VENTURES, INC.**
> **Form 10-K for Fiscal Year Ended June 30, 2024**
> **File No. 000-55681**

Dear Steve Rubakh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets